January 26, 2024

Mr. John Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wildermuth Fund - March 31, 2023 Annual Report Review

Dear Mr. Kernan:

This correspondence responds to supplemental comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 15, 2023, with respect to the March 31, 2023 Annual Report for the Wildermuth Fund (the “Fund” or the “Registrant”). For your convenience, your comments have been summarized with responses following each comment.

1.	Comment: Please explain what the Board of Trustees considered in determining that the FORVIS tax calculation expense was an extraordinary expense. Please also explain the considerations of the Board with regard to this expense in the context of the N-1A extraordinary expense definition, including “the environment in which the entity operates under the Form N-1A extraordinary expense standard.”

Response: We note that the expense limitation agreement (“ELA”) that was entered into by Wildermuth Advisory, LLC, the Fund’s prior investment adviser (“WA”), and the Fund was a voluntary agreement and was not required by any regulatory requirements. The ELA provides that there are certain expenses that are excluded from the types of operating expenses that are covered under the expense limitation agreement, such as “front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation.” (emphasis added)

We further note that the ELA is silent on the definition of “extraordinary expenses.” The Board, in its consideration of WA’s request to treat the complex tax analysis expense as an extraordinary expense under the ELA requested information from counsel to the Trust and counsel to the Independent Trustees on the meaning of an extraordinary expense as a contractual term in the ELA, including a memorandum from Trust counsel on the matter. Accordingly, as part of the Board’s diligence, and in the exercise of its reasonable business judgment, the Board considered the Form N-1A definition of an extraordinary expense, which provides as follows:

KAREN A. ASPINALL ● PARTNER

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  p: 949.629.3928

For purposes of this Item 27(d)(1), “Other Expenses” include extraordinary expenses. “Extraordinary expenses” refers to expenses that are distinguished by their unusual nature and by the infrequency of occurrence. Unusual nature means the expense has a high degree of abnormality and is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the fund, taking into account the environment in which the fund operates. Infrequency of occurrence means the expense is not reasonably expected to recur in the foreseeable future, taking into consideration the environment in which the fund operates. The environment of a fund includes such factors as the characteristics of the industry or industries in which it operates, the geographical location of its operations, and the nature and extent of governmental regulation.

In consultation with both Fund counsel and Independent Trustee counsel, the Board also considered the nature of the expense, the scope of the expense, the infrequent and one time nature of the expense, among other factors including a representation from Trust counsel that, although there is limited guidance on what constitutes an extraordinary expense, it would be reasonable for the Board to conclude that the expenses are extraordinary in nature in light of the facts and circumstances relating to such costs, in determining that the expense was extraordinary for purposes of the ELA.

In the discussion with the staff on December 15, 2023, the Staff referred to the GAAP definition of an extraordinary expense. We note that in 2015, the FASB eliminated extraordinary items from U.S. GAAP.1 While the rescinded GAAP standard was not specifically considered by the Board, we note that the definition of extraordinary expense in Form N-1A is very similar to the GAAP definition. Regardless, the former GAAP definition of extraordinary expense similarly does not control the definition of “extraordinary expenses” in a commercial agreement such as the ELA.

2.	Comment: Please clarify the timing of the recognition of taxes in the Fund’s financial statements. The SEC Staff would like to understand if there was a more comprehensive review to address the recognition (and timing of recognition) of the tax expense under ASC 740.

Response: The Fund’s tax liabilities were recognized and included in the Fund’s financial statements upon the determination of the tax provision. Given the complexity of the tax analysis that was performed, and the time it took to receive the tax provision information, management did not have any knowledge of whether the Fund had a tax liability at the time certain financial statements were prepared. Accordingly, the tax provision was not recognized and included in the Fund’s financial statements until after the completion of the tax provision analysis. Management did not conduct a more comprehensive analysis of the tax expense under ASC 740.

[1]	See ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. While the FASB removed the reference to extraordinary items in U.S. GAAP, the definition or “extraordinary expense” in Form N-1A is quite similar to the prior GAAP definition, which defined extraordinary items as an event or transaction that is unusual in nature and infrequent in occurrence when considered in relation to the environment in which the entity operates.

3.	Comment: Please provide additional clarification around the timing associated with initial response number 8. Please explain if there was an evaluation of whether restatement of the financial statements was required in March 2022 and September 2022.

Response: Please see the response to Comment 2 above. Management determined not to retroactively restate the Fund’s financial statements because the amount of any tax provision was unknowable at the time that the financial statements were prepared.

4.	Comment: The SEC Staff observed that the $3 million tax charge that was applied in March of 2023 appears to have been reversed in the September 30, 2023 semi-annual report (in the Statement of Operations). Please clarify the period for which the $3 million in each instance relates. Please also provide the rationale for this reversal of the charge.

Response: The $3.1 million tax charge from the March 31, 2023 period was primarily due to $7.2 million of tax benefit related to pretax net loss of $28.0 million, offset by $10.5M in prior year true-up to record deferred taxes.  In the September 30, 2023 semi-annual report, the $2.5 million of tax benefit was primarily due to $3.0 million of tax benefit related to $11.4 million of pretax net loss.  The $3.0 million of tax benefit was offset by $0.4 million of tax expense to record a valuation allowance against deferred tax assets for interest expense carryforwards ($0.2 million) and certain losses from US partnerships ($0.2 million).  See the schedule provided under separate cover for comparison of the effective tax rate reconciliation and pretax book loss between the March 31, 2023 and the September 30, 2023 periods.

5.	Comment: Please provide an update on the NAV error analysis.

Response: The Fund’s new investment adviser, BW Asset Management Ltd. (“BWAM”) will analyze whether a reprocessing needs to occur with respect to the tax charges. Given the change in the Fund’s investment adviser and critical activities that needed to occur as a fiduciary to the Fund, this evaluation has been delayed. We note that the Fund has suspended sales (as of June 22, 2023) and repurchases (the last repurchase offer period closed on April 28, 2023) so no shareholders have entered or exited the Fund since those dates.

6.	Comment: The SEC Staff observed in the September 30, 2023 semi-annual report, certain positions were subject to independent analysis by Kroll. Please explain what role (if any) that Kroll played in private debt valuation analysis?

Response: Prior to the engagement of BWAM, WA had retained Kroll to assist the adviser in performing fair valuation analyses of the Fund’s portfolio holdings, including private debt. Kroll is an affiliate of BWAM. BWAM will no longer engage Kroll for valuation services in the future.

7.	Comment: With respect to Initial response number 2, there is a reference to rates utilized from the 2019 AICPA Guide with respect to the REACH valuation analysis. Please clarify what is meant by this. Additionally, please explain the rationale for extension of an additional $1 million in credit to REACH and why this debt was significantly written down in the September 30, 2023 semi-annual report.

Response: The initial response to Comment 2 was referencing the discussion of “Venture Capital Rates of Return,” which begins on page 290 of the 2019 AICPA Guide. This section was taken into consideration in the fair value of REACH. Additionally, the Fund contributed approximately $1 million (through various individual investments in March 2023 through September 2023) to REACH via a convertible note. These additional investments were made to fund ongoing operations of the company. The convertible note was subsequently written down in the September 30, 2023 semi-annual unaudited financial statements because the company did not meet expected revenue targets.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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